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                            August 17, 2023

       Maher Al-Haffir
       Executive Vice President of Finance and Chief Financial Officer CEMEX S.A.B. de C.V.
       Avenida Ricarda Marg  in Zozaya #325
       Colonia Valle del Campestre, Garza Garc  a
       Nuevo Le  n, M  xico 66265

                                                        Re: CEMEX S.A.B. de CV
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated July
10,2023
                                                            File No. 1-14946

       Dear Maher Al-Haffir:

              We have reviewed your July 10, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 6, 2023 letter.

       Correspondence dated July 10, 2023

       Our Strategic Priorities, page 57

   1. We note your response to comment 2. Although you have indicated that you will include a comparative IFRS
measure with equal or greater prominence, we note that you have not included a comparative
IFRS measure for the operating EBITDA margin percentage
                                                        quantified in your
proposed disclosure revisions. Please identify for us the comparative
                                                        IFRS measure for
Operating EBITDA margin and confirm that you will revise your disclosures accordingly
to comply with prominence guidelines.
       Operating and Financial Review and Prospects
       Overview, page 148
 Maher Al-Haffir
FirstName LastNameMaher   Al-Haffir
CEMEX S.A.B.    de C.V.
Comapany
August 17, NameCEMEX
           2023         S.A.B. de C.V.
August
Page 2 17, 2023 Page 2
FirstName LastName


2. We have reviewed and are still evaluating your responses to comments 3 and 4. Please provide us with any pertinent additional information regarding your presentation and discussion of external customer and intragroup revenues.
4.3) Selected Financial Information by Reportable Segment and Line of Business, page F-32

3. We note your response to comment 8. Please revise future filings to explicitly disclose the composition and number of your reportable segments.
4. We note your response to comment 9. As previously requested, please tell us if your chief
         operating decision maker uses    Operating earnings before other
expenses, net    in
         assessing segment performance and deciding how to allocate resources.
Note 21.2) Other Equity Reserves and Subordinated Units, page F-88

5. We note your response to comment 16 regarding the classification of your $1 billion of
         5.125% subordinated notes as equity instruments under IFRS and have the following comments:

                Explain in more detail why you believe you do not have a contractual obligation to deliver cash to the bondholders, as discussed in paragraphs 11 and 13 of IAS 32, notwithstanding the fact that there is not a stated maturity date. In this regard, we note that the Indenture for these Notes, filed as exhibit 4.6 to your Form 20-F for the year ended December 31, 2022, contains an Exhibit A showing the form of face of the Note and indicates that you have promised to pay the principal sum of the notes upon redemption.

                We note per the Indenture that the entire principal amount of all of the Notes and any accrued interest is automatically accelerated and becomes immediately due and payable in case of a bankruptcy or liquidation event. Tell us how you concluded that this provision does not result in a contractual obligation to deliver cash to another entity.

                Explain in more detail how you concluded that the subordinated notes meet the definition of an equity instrument as defined in paragraph 11 of IAS 32. In this regard, it is unclear from the Indenture how these Notes evidence a residual interest in your assets after deducting all liabilities since upon a bankruptcy or liquidation event, the principal and interest becomes immediately due and payable, and no payments can be made to holders of any class of your capital stock until all due and unpaid amounts have been paid to all holders of the Notes.

      You may contact Charles Eastman at (202) 551-3794 or Andrew Blume at
(202) 551-
3254 with any questions.
 Maher Al-Haffir
CEMEX S.A.B. de C.V.
August 17, 2023
Page 3


FirstName LastNameMaher Al-Haffir   Sincerely,
Comapany NameCEMEX S.A.B. de C.V.
                                    Division of Corporation Finance
August 17, 2023 Page 3              Office of Manufacturing
FirstName LastName